(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 001-13641

CUSIP NUMBER 723456109

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pinnacle Entertainment, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

3800 Howard Hughes Parkway
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89109
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pinnacle Entertainment, Inc. (the “Company”), without unreasonable effort or expense, is unable to file its Form 10-K for the period ended December 31, 2006 because of the complexity of accounting, in the Company’s audited financial statements, for several acquisition and sale transactions that the Company completed in November and December of 2006. These transactions include the sale of the Company’s Casino Magic Biloxi site to Harrah’s Entertainment, Inc. (“Harrah’s”), the purchase of two entities which own riverboat casino licenses and other related gaming assets from Harrah’s, the purchase of multiple entities that owned the former Sands Hotel & Casino site and certain surrounding properties in Atlantic City, New Jersey and the acquisition of the President Riverboat Casino in St. Louis, Missouri, which entity was purchased out of bankruptcy. Extra time is needed to account for these transactions, in part, since they were completed near the end of the fiscal year and because, for two of the transactions, the purchases included multiple legal entities which either had no accounting staff or a greatly diminished accounting staff. In addition, in certain cases, the entities acquired had limited financial records and the Company was forced to retrieve or recover the missing data. Furthermore, the volume and valuation, accounting and tax complexity of the transactions added to the difficulty of accounting for them. The Company expects to file its Form 10-K on or before March 16, 2007, the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen H. Capp	(702)	784-7777
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

On March 1, 2007, the Company issued a press release announcing its financial results for the fourth quarter (the “Fourth Quarter”) and year ended December 31, 2006. For the Fourth Quarter, revenues were $212.7 million compared to $227.0 million in the fourth quarter of 2005; and for the year ended December 31, 2006, revenues were $912.4 million compared to $668.5 million in the comparable period in 2005. For the Fourth Quarter, the Company reported a net loss of $5.0 million versus the 2005 fourth quarter net income of $7.5 million; and net income of $76.9 million for the twelve months ended December 31, 2006 compared with net income of $6.1 million for the comparable 2005 year. Additional information regarding the Company’s financial results for the Fourth Quarter and year ended December 31, 2006 is included in the March 1, 2007 press release furnished as an exhibit to the Company’s Current Report on Form 8-K filed on March 1, 2007.

Pinnacle Entertainment, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 1, 2007	By:	/s/ Stephen H. Capp
Stephen H. Capp Executive Vice President and Chief Financial Officer